Exhibit 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Three Months Ended March 31,				Year Ended December 31,
	2003		2002		2002		2001		2000		1999		1998

Net Income	$32,602		$33,331		$142,202		$131,956		$126,271		$111,929		$81,341
Fixed Charges	10,669		10,047		42,424		41,312		37,682		37,352		21,751
Adjusted Earnings	$43,271		$43,378		$184,626		$173,268		$163,953		$149,281		$103,092

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$10,669		$10,047		$42,424		$41,312		$37,682		$37,352		$21,751

Total Fixed Charges	$10,669		$10,047		$42,424		$41,312		$37,682		$37,352		$21,751

Ratio of Earnings to Fixed Charges	4.06	x	4.32	x	4.35	x	4.19	x	4.35	x	4.00	x	4.74	x